# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Soho House & Co Inc., CIK 0001846510
CUSIP: 586001109
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Date of event which requires filing of this statement: 01/29/2026
Filed by CIK 0000886982
Persons authorized to receive notices and communications: Hristo Dimitrov, Esq., Goldman Sachs & Co. LLC, 200 West Street, New York, United States (X1), 10282, (212) 902-1000

## Reporting persons
- The Goldman Sachs Group, Inc. (CIK 0000886982): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 13,859,953; sole dispositive power 0; shared dispositive power 13,859,953; aggregate amount beneficially owned 13,859,953 (31.4% of the class)
  Comment: Rows 8, 10 and 11: For all cover pages of this Amendment No. 3, see Item 5 of this Amendment No. 4 and Exhibit 99.6 hereto.
  
  Row 13: All calculations of percent of class on the cover pages of this Amendment No. 4 with respect to the Reporting Persons are based upon 44,106,860 shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Soho House & Co Inc. (the "Issuer") outstanding as of January 30, 2026, as disclosed by the Issuer to the Reporting Persons. The 13,859,953 shares of Class A Common Stock beneficially owned in the aggregate by the Reporting Persons constitutes approximately 1.0% of the aggregate voting power of the Issuer's Class A Common Stock and Class B Common Stock outstanding. See Exhibit 99.6 hereto.
- Goldman Sachs & Co. LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,017,906; sole dispositive power 0; shared dispositive power 1,017,906; aggregate amount beneficially owned 1,017,906 (2.3% of the class)
- Broad Street Principal Investments, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,017,906; sole dispositive power 0; shared dispositive power 1,017,906; aggregate amount beneficially owned 1,017,906 (2.3% of the class)
- Goldman Sachs Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 12,842,047; sole dispositive power 0; shared dispositive power 12,842,047; aggregate amount beneficially owned 12,842,047 (29.1% of the class)
- West Street Strategic Solutions Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 5,072,084; sole dispositive power 0; shared dispositive power 5,072,084; aggregate amount beneficially owned 5,072,084 (11.5% of the class)
- West Street Strategic Solutions Fund I-(C), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 498,377; sole dispositive power 0; shared dispositive power 498,377; aggregate amount beneficially owned 498,377 (1.1% of the class)
- WSSS Investments W, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 6,243,946; sole dispositive power 0; shared dispositive power 6,243,946; aggregate amount beneficially owned 6,243,946 (14.2% of the class)
- WSSS Investments X, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 235,144; sole dispositive power 0; shared dispositive power 235,144; aggregate amount beneficially owned 235,144 (0.5% of the class)
- WSSS Investments I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 264,319; sole dispositive power 0; shared dispositive power 264,319; aggregate amount beneficially owned 264,319 (0.6% of the class)
- WSSS Investments U, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 282,532; sole dispositive power 0; shared dispositive power 282,532; aggregate amount beneficially owned 282,532 (0.6% of the class)
- West Street CT Private Credit Partnership, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 245,645; sole dispositive power 0; shared dispositive power 245,645; aggregate amount beneficially owned 245,645 (0.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.01 per share
Name of issuer: Soho House & Co Inc.
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Comment: This Amendment No. 4 ("Amendment No. 4") is filed by the undersigned Reporting Persons and amends the statement on Schedule 13D filed initially with the Securities and Exchange Commission on December 23, 2021, as subsequently amended by Amendment No. 1 filed on March 28, 2023, Amendment No. 2 filed on August 19, 2025, and Amendment No. 3 filed on January 16, 2026 (as amended, the "Schedule 13D"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Soho House & Co Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings ascribed thereto in the Schedule 13D. According to the Form 8-K filed by the Issuer on January 29, 2026, in connection with the Merger (see Item 4 hereto) the Issuer will cause the delisting and termination of registration of the Class A Common Stock under the Exchange Act. Following such termination, the Reporting Persons' filing obligations under Section 13(d) of the Exchange Act will cease with respect to the Class A Common Stock.

## Item 2. Identity and Background
Name of person filing:
Item 2 of Schedule 13D is hereby supplemented as follows:

This Amendment No. 4 is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the following persons (collectively, the "Reporting Persons"):

1. The Goldman Sachs Group, Inc., a Delaware corporation ("Goldman Sachs");

2. Goldman Sachs & Co. LLC, a New York limited liability company ("GS&Co.");

3. Broad Street Principal Investments, L.L.C., a Delaware limited liability company ("BSPI");

4. Goldman Sachs Asset Management, L.P., a Delaware limited partnership ("GSAM LP");

5. West Street Strategic Solutions Fund I, L.P., a Delaware limited partnership ("West Street Fund I");

6. West Street Strategic Solutions Fund I-(C), L.P., a Delaware limited partnership ("West Street Fund I-(C)");

7. WSSS Investments W, LLC, a Delaware limited liability company ("WSSS Fund W");

8. WSSS Investments X, LLC, a Delaware limited liability company ("WSSS Fund X");

9. WSSS Investments I, LLC, a Delaware limited liability company ("WSSS Fund I");

10. WSSS Investments U, LLC, a Delaware limited liability company ("WSSS Fund U"); and

11. West Street CT Private Credit Partnership, L.P., a Delaware limited partnership ("West Street CT PCP," and together with West Street Fund I, West Street Fund I-(C), WSSS Fund W, WSSS Fund X, WSSS Fund I and WSSS Fund U, the "GS Funds").

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Exchange Act.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby supplemented as follows:

GS Rollover Letter

On January 29, 2026, BSPI and the GS Funds (individually a "GS Entity" and collectively, the "GS Entities") and the Issuer entered into a letter agreement with respect to the GS Rollover Side Letter and amended the GS Rollover Amendment (the "GS Rollover Letter"). Pursuant to the letter, of the 15,526,619 shares of Class A Common Stock owned by the GS Entities in the aggregate, it was agreed that 13,859,953 shares of Class A Common Stock were designated as Rollover Shares. The GS Rollover Letter also makes certain amendments to the GS Rollover Amendment, which are included as Exhibit 9 hereto and incorporated by reference herein.

Merger

As previously disclosed by the Issuer in its Form 8-K filed with the SEC on January 29, 2026, the Issuer consummated the Merger on January 29, 2026, as contemplated by the Merger Agreement. None of the Reporting Persons are parties to the Merger Agreement. As a result of the Merger, the Issuer became a privately held company. Pursuant to the Merger Agreement, at the effective time of the Merger all of the shares of Class A Common Stock beneficially owned by the Reporting Persons, except for the Rollover Shares, were canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $9.00 per share, without interest thereon, from the Issuer (the "Per Share Price"). The Rollover Shares beneficially owned by the Reporting Persons remained outstanding following the effective time of the Merger.

Voting Agreement

Concurrent with the closing of the Merger on January 29, 2026, the GS Entities entered into a Voting Agreement with the Issuer and certain of the post-Merger stockholders of the Issuer (the "Voting Agreement"). The Voting Agreement sets forth certain rights and obligations of the parties following the Merger with respect to the governance of the Issuer and the stockholders' investment, including transfer restrictions and liquidity rights.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is hereby supplemented as follows:

The information set forth in Exhibit 99.6 of this Amendment No. 4 is hereby incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 5(a) of this Amendment No. 4 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby supplemented as follows:

No transactions in the Class A Common Stock were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I, Schedule II-A or Schedule II-B in Exhibit 99.3 to Amendment No. 3, from and including January 16, 2026, through and including the date preceding the filing date of this Amendment No. 4, except as disclosed in Item 4, Schedule IV in Exhibit 99.5 hereof, and Exhibit 99.6 hereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated herein by reference. The descriptions of the GS Rollover Letter, Merger Agreement, and Voting Agreement set forth in Item 4 hereof and this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are included as Exhibit 9 hereto, Exhibit 4 to Amendment No. 2, and Exhibit 10 hereto, respectively, and incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

The foregoing descriptions and exhibits have been included pursuant to the requirements of Schedule 13D. The documents contain representations and warranties made by and to the parties thereto as of specific dates. The representations and warranties of each party set forth in the documents have been made solely for the benefit of the other party to such document. In addition, such representations and warranties: may have been qualified by confidential disclosures made to the other party in connection with such document; may be subject to a materiality standard which may differ from what may be viewed as material by investors; were made only as of the date of such document or such other date as is specified therein; may have been included in such document for the purpose of allocating risk between or among the parties thereto rather than establishing matters as facts. Accordingly, these documents are included herewith only pursuant to the requirements of Schedule 13D and not to provide investors or other persons with any other factual information regarding the parties or their respective businesses.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby supplemented as follows:

Exhibit No. Description

9 Letter Agreement dated as of January 29, 2026, by and between Soho House & Co. Inc. and the GS Entities
10 Voting Agreement dated as of January 29, 2026, among Soho House & Co. Inc. and the stockholders party thereto (incorporated by reference to Exhibit 16(d)(xi) to Amendment No. 2 to Schedule 13E-3filed with the SEC on January 29, 2026, by Soho House & Co. Inc. and certain other filing persons)
99.5 Schedule IV
99.6 Item 5(a)

## Signatures
- The Goldman Sachs Group, Inc.: /s/ Jamison Yardley, Jamison Yardley/Attorney-in-fact (02/02/2026)
- Goldman Sachs & Co. LLC: /s/ Jamison Yardley, Jamison Yardley/Attorney-in-fact (02/02/2026)
- Broad Street Principal Investments, L.L.C.: /s/ Jamison Yardley, Jamison Yardley/Attorney-in-fact (02/02/2026)
- Goldman Sachs Asset Management, L.P.: /s/ Jamison Yardley, Jamison Yardley/Attorney-in-fact (02/02/2026)
- West Street Strategic Solutions Fund I, L.P.: /s/ Jamison Yardley, Jamison Yardley/Attorney-in-fact (02/02/2026)
- West Street Strategic Solutions Fund I-(C), L.P.: /s/ Jamison Yardley, Jamison Yardley/Attorney-in-fact (02/02/2026)
- WSSS Investments W, LLC: /s/ Jamison Yardley, Jamison Yardley/Attorney-in-fact (02/02/2026)
- WSSS Investments X, LLC: /s/ Jamison Yardley, Jamison Yardley/Attorney-in-fact (02/02/2026)
- WSSS Investments I, LLC: /s/ Jamison Yardley, Jamison Yardley/Attorney-in-fact (02/02/2026)
- WSSS Investments U, LLC: /s/ Jamison Yardley, Jamison Yardley/Attorney-in-fact (02/02/2026)
- West Street CT Private Credit Partnership, L.P.: /s/ Jamison Yardley, Jamison Yardley/Attorney-in-fact (02/02/2026)